UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)

                             The Eastern Company

                               (Name of Issuer)

                          Common Stock, no par value

                        (Title of Class of Securities)

                                 276317 10 4

                                (CUSIP Number)

                               Clay Lifflander
   MMI Investments, L.L.C., RR1, Box 167D, Wing Road, Millbrook, NY  12545

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 20, 1996

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is fil-ing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]. (A fee is not required only if the reporting person: (1) has a previous state-ment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,


                       Page 1 of 15 Pages


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and for any subsequent amendment containing information which would alter dis-
closures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










































                              Page 2 of 15 Pages


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CUSIP No. 276317 10 4


                                 SCHEDULE 13D

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      MMI Investments, L.L.C.
      TIN 14-1790769

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      WC, OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     178,400
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              178,400

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      178,400

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.61%

14.   TYPE OF REPORTING PERSON*
      OO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                              Page 3 of 15 Pages

CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Millbrook Capital Management Inc.
      TIN 13-3540644

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     178,400
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              178,400

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      178,400

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.61%

14.   TYPE OF REPORTING PERSON*
      CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page 4 of 15 Pages

CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John S. Dyson
      SSN ###-##-####

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      AF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     178,400
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              178,400

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      178,400

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                 [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.61%

14.   TYPE OF REPORTING PERSON*
      IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page 5 of 15 Pages


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CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ernst Ohnell
      SSN ###-##-####

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     89,800
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              89,800

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      89,800

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.33%

14.   TYPE OF REPORTING PERSON*
      IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page 6 of 15 Pages


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CUSIP No. 276317 10 4


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      B.W. Elliott Manufacturing Co.
      TIN 15-0585760

2.    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*         (a) [_X_]
                                                                (b) [___]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
      WC, BK, OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 [___]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

   NUMBER OF            7.    SOLE VOTING POWER
   SHARES                     0
   BENEFICIALLY
   OWNED BY             8.    SHARED VOTING POWER
   EACH                       0
   REPORTING
   PERSON WITH          9.    SOLE DISPOSITIVE POWER
                              0

                        10.   SHARED DISPOSITIVE POWER
                              0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                  [___]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0

14.   TYPE OF REPORTING PERSON*
      CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                              Page 7 of 15 Pages


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                                  SCHEDULE 13D


Item 4.  Purpose of Transaction

            Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

            MMI acquired Shares of the Company because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying busi-ness and assets. MMI initially intended to work with manage-ment to effectuate value enhancement strategies for all stock-holders. However, after meeting with management and studying the Company's operations and industry, MMI determined that the best means to maximize value for all stockholders is to effect an acquisition of the Company.

            On July 16, 1996, Millbrook sent the merger proposal set forth in Exhibit 3 to the Chairman of the Company to have Elliott acquire all outstanding Shares of the Company for $15 per Share in cash (the "Merger Proposal"). The Merger Proposal is subject, among other things, to the approval of the Compa-ny's Board of Directors, a majority of the Company's public shareholders indicating support for the transaction and other customary conditions for transactions of this nature. On July 18, 1996, and July 24, 1996, Millbrook sent additional corre-spondence to the Chairman of the Company contained in Exhibits
9 and 10 hereto.

            Millbrook anticipates that if the Merger Proposal is put into effect, a wholly-owned direct or indirect subsidiary of Elliott would be merged into the Company. As a result, the Company would become a wholly-owned subsidiary of Elliott, and its present Board of Directors, capitalization and dividend policy would be restructured accordingly. Further, the Shares would be delisted from trading on the American Stock Exchange and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act").

            On July 25, 1996, the Board of Directors of the Com-pany rejected the Merger Proposal. On July 29, 1996, the Board of Directors of the Company amended the Company's bylaws to increase the vote required for stockholders to amend the bylaws from 50% to 75%.


                            Page 8 of 15 Pages


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            On July 25, 1996 and August 12, 1996, Millbrook, on
behalf of MMI, sent written demands for a list of the Company's stockholders to the Company, which the Company rejected. On July 31, 1996 and August 6, 1996, MMI commenced actions which were subsequently withdrawn seeking access to the Company's list of stockholders.

            On August 15, 1996, MMI commenced the action which is currently pending in the Superior Court in the Judicial Dis-trict of Waterbury, Connecticut (the "Superior Court") to require the Company to permit MMI to examine and make copies of the Company's stockholder list for the purpose of permitting
MMI to communicate with other stockholders of the Company.

            On August 22, 1996, MMI, Mr. Ohnell (on his own behalf and on behalf of the Ohnell Family Foundation and his wife and two children (collectively, the "Ohnell Investors")) and two other stockholders issued a written request for a spe-cial meeting of stockholders to the President of the Company. On September 6, 1996, the Company rejected the request for a special meeting of stockholders and filed an action requesting a temporary and permanent injunction and declaratory relief against MMI calling for a special meeting of stockholders. At a hearing on September 9, 1996, the Superior Court consolidated MMI's action filed August 15, 1996 requesting the stockholder list and the Company's action filed September 6, 1996 request-ing an injunction against having to call a special meeting of stockholders.

            On September 25, 1996, MMI, the Ohnell Investors and one other stockholder issued a second written request to the President of the Company requesting that he call a special meeting of stockholders in order to (i) consider the Merger Proposal, (ii) consider a proposal requesting that the Compa-ny's Board of Directors approve the Merger Proposal, and if no merger of the Company is consummated by December 31, 1996, the declaration of a special dividend of $3.00 per share,
(iii) consider amending the bylaws of the Company to repeal the amendment thereof adopted by the Company's Board of Directors on July 29, 1996 which increased the required stockholder vote to amend the bylaws from 50% to 75%, (iv) consider amending the bylaws to permit the removal of directors by majority vote of stockholders, and (v) consider a proposal to replace the cur-rent directors with a new slate of directors committed to maxi-mizing the current stockholder values pursuant to clauses (i) and (ii) above. A copy of the request dated September 25, 1996 is annexed hereto as Exhibit 11.



                            Page 9 of 15 Pages


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            MMI's request for a stockholders list and the request
for a special meeting of stockholders are the subject of the litigation before the Superior Court. A trial was held October
2 through October 4, 1996. The Superior Court has not yet ren-dered a decision as to whether the Company is required to pro-vide MMI with a stockholders list or as to whether MMI will be enjoined from calling a special meeting pursuant to the request dated September 25, 1996.

            On September 20, 1996, Millbrook sent a letter to the Company's stockholders updating them with respect to the status of the Merger Proposal. A copy of the letter is annexed hereto as Exhibit 12.

            On November 20, 1996, Mr. Ohnell sent to the Secre-tary of the Company notice that he intends to present at the Company's 1997 annual meeting of stockholders a stockholder proposal requesting the Company's Board of Directors to autho-rize the immediate retention of an investment banking firm to seek proposals for the sale of the Company to maximize stock-holder value. A copy of such notice is annexed as Exhibit 13 hereto.

Item 7.  Material to Be Filed as Exhibits

            Item 7 of Schedule 13D is hereby amended in its entirety to read as follows:

      Exhibit 1         Schedule of Transactions.

      Exhibit 2         Amended Joint Filing Agreement dated
                        July 16, 1996.

      Exhibit 3         Letter to Chairman of the Company dated
                        July 16, 1996.

      Exhibit 4         Press Release dated July 17, 1996.

      Exhibit 5 Letter Agreement by and between Millbrook and Mr. Ohnell dated July 16, 1996.

      Exhibit 6         Irrevocable Proxy dated July 16, 1996 of
                        Patricia Ohnell.

      Exhibit 7         Irrevocable Proxy dated July 16, 1996 of
                        Carin M. Ohnell.

      Exhibit 8         Irrevocable Proxy dated July 16, 1996 of
                        Eileen H. Ohnell.


                            Page 10 of 15 Pages


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      Exhibit 9         Letter to Chairman of the Company dated
                        July 18, 1996.

      Exhibit 10        Letter to Chairman of the Company dated
                        July 24, 1996.

      Exhibit 11 Request for special meeting of stockholders of the Company dated September 25, 1996.

      Exhibit 12 Letter from Millbrook to Company's stock-holders dated September 20, 1996

      Exhibit 13        Notice dated November 20, 1996 from
                        Mr. Ohnell to the Company presenting a pro-posal to be considered at the 1997 annual meeting of stockholders.


































                            Page 11 of 15 Pages


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                                 SIGNATURE


            After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certi-fies that the information set forth in this amended statement is true, complete and correct.

                                    MMI INVESTMENTS, L.L.C.


                                    By:   /s/ Clay B. Lifflander
                                          ---------------------------
                                          Clay B. Lifflander
                                          as President of Millbrook
                                          Capital Management Inc.,
                                          Manager of MMI Investments,
                                          L.L.C.


                                    MILLBROOK CAPITAL MANAGEMENT INC.


                                    By:   /s/ Clay B. Lifflander
                                          ---------------------------
                                          Clay B. Lifflander
                                          President



                                    B.W. ELLIOTT MANUFACTURING CO.


                                    By:   /s/ George M. Scherer
                                          -------------------------
                                          George M. Scherer
                                          President



                                    /s/ John S. Dyson
                                    -----------------------------
                                    John S. Dyson
                                    Individually



                                    /s/ Ernst Ohnell
                                    ------------------------------
                                    Ernst Ohnell
                                    Individually

Dated:  November 25, 1996


                            Page 12 of 15 Pages


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                               EXHIBIT INDEX

      Exhibit 1         Schedule of Transactions.                     ***

      Exhibit 2         Amended Joint Filing Agreement
                        dated July 16, 1996.                           *

      Exhibit 3         Letter to Chairman of the Company
                        dated July 16, 1996.                           *

      Exhibit 4         Press Release dated July 17, 1996.             *

      Exhibit 5         Letter Agreement by and between
                        Millbrook and Mr. Ohnell dated July
                        16, 1996.                                      *

      Exhibit 6         Irrevocable Proxy dated July 16,
                        1996 of Patricia Ohnell.                       *

      Exhibit 7         Irrevocable Proxy dated July 16,
                        1996 of Carin M. Ohnell.                       *

      Exhibit 8         Irrevocable Proxy dated July 16,
                        1996 of Eileen H. Ohnell.                      *

      Exhibit 9         Letter to Chairman of the Company
                        dated July 18, 1996.                           **

      Exhibit 10        Letter to Chairman of the Company
                        dated July 24, 1996.                           **

      Exhibit 11        Request for special meeting of
                        stockholders of the Company dated
                        September 25, 1996.                            ***

      Exhibit 12        Letter from Millbrook to Company's
                        stockholders dated September 20,
                        1996.                                          ***

      Exhibit 13        Notice dated November 20, 1996 from
                        Mr. Ohnell to the Company present-
                        ing a proposal to be considered at
                        the 1997 annual meeting of
                        stockholders.                               14

__________________________

* Filed as an exhibit with Amendment No. 1 to Schedule 13D dated July 16, 1996.

** Filed as an exhibit with Amendment No. 2 to Schedule 13D dated July 24, 1996.

*** Filed as an exhibit with Amendment No. 3 to Schedule 13D dated September 25, 1996


                            Page 13 of 15 Pages